

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2013

Via E-mail
Mr. Charles E. Coppa
Chief Financial Officer
American Power Group Corporation
7 Kimball Lane
Lynnfield, MA 01940

> **Re:**   **American Power Group Corporation**
> **Form 10-K**
> **Filed December 31, 2012**
> **File No. 1-13776**

Dear Mr. Coppa:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended September 30, 2012

Business
Government Regulation, page 6

1. In future filings, please include disclosure in your Business section of the material effects of foreign government regulation on your business, and identify the relevant regulatory bodies. Please be sure to include in a discussion of Canada, China, Africa, Australia and any other government regulations that have a material effect on your business. Also, please consider including a related risk factor.

Employees, page 7

2. In future filings, please disclose the number of part-time employees you have, if any. Please refer to Item 101(h)(4)(xii) of Regulation S-K.

Risk Factors, page 7

3. You state on page 8 your dual fuel technology is licensed from a third party. However, we note from page 25 and elsewhere that it appears that the owner of this technology, M&R Development, is in fact a related party. Please explain or revise future filings accordingly.

Management's Discussion and Analysis, page 12

Introduction, page 13
Fiscal Year ended September 30, 2012 Compared to Year ended September 30.., page 13

4. We note instances where two or more sources of a material change have been identified, but the quantification of the amount that each source contributed to the change is not disclosed. As an example, your disclosure on page 13 that net sales for the fiscal year ended September 30, 2012 increased $866,236 or 49% to $2,633,880 as compared to net sales of $1,767,644 for the fiscal year ended September 30, 2011. The increase was attributed to stronger domestic and international stationary and vehicular dual fuel revenues. In connection with the company's announcement of results for fiscal year 2012, Mr. Jensen stated "[w]e made tremendous progress with our stationary conversion efforts this year, reporting fiscal 2012 stationary vertical drilling conversion revenue of $1.9 million, five times higher than revenues from that segment in fiscal 2011." In future filings, please consider quantifying each source that contributed to a material change. For guidance please refer to Section III. D of SEC Release 33-6835 Interpretation: Management's Discussion and Analysis of Financial Condition and Results of Operations when preparing your MD&A discussion.

Liquidity and Capital Resources, page 13

5. You state "We believe we will be able to satisfy our cash requirements for the near future but understand our continued existence is dependent on our ability to generate positive operating cash flow, achieve profitability on a sustained basis and generate improved performance." Please tell us and revise future filings to disclose what you mean, specifically, by "the near future". To the extent you do not have sufficient resources to fund planned operations for the next twelve months, state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency. Provide a discussion of your expected cash needs, including a discussion of specific cash needs over the next twelve months and a discussion of long-term liquidity as discussed in section 501.03.a of the Codification of Financial Reporting Policies. In discussing your expected liquidity needs, please state the extent to which you are currently using funds in your operations on a monthly basis.

6. Regarding the $2.25 million credit facility discussed on page 45, please tell us and revise future filings in MD&A to disclose how much is available for borrowing thereon as of the latest balance sheet date.

Executive Compensation
Director Compensation, page 20

7. We note your disclosure that Mr. Needham received $110,868 in other compensation for salary, health and life insurance and auto allowance. In future filings, please refer to Item 402(r)(2)(vii) of Regulation S-K and where appropriate quantify the benefits.

1. Summary of Significant Accounting Policies, page 39

Revenue Recognition, page 41

8. Revise your revenue recognition disclosure to describe your products and services specifically and in more detail. Explain the differences between contracts that are accounted for based on the percentage of completion method and those where revenue is recognized when the product's installation is complete, title and risk transfer to the customer and collectability is reasonably assured, referring to ASC 605-35-15. Discuss the typical components of your contracts and clarify your treatment of multiple elements of a contract. Clarify what is meant by "modified fixed price sales." If applicable, please expand your revenue recognition policy to address revenue recognized for software under ASC 985-605. Provide us with the disclosure you intend to include in future filings.

Intangible Assets, page 41

9. It appears you are accounting for your electronic control unit operating software using the guidance in ASC 985-20, Costs of Software to Be Sold, Leased, or Marketed. Please explain how these software applications are delivered to the customer. Clarify whether the software is included in a device sold and transferred to the customer or delivered separately. From the existing disclosure it is not clear whether the software is acquired or received by the customer or whether you are using the software in the production of the product or in providing related service.

10. Please provide us with a discussion of how you concluded the software met the requirements for technological feasibility outlined in paragraph 2 of ASC 985-20-25. Tell us the specific nature of the activities generating the costs being capitalized. Tell us whether any software has been delivered to a customer yet.

Product Warranty Costs, page 42

11. We note the large increase in the cost of product warranty claims during fiscal 2012. Please explain the reasons for this significant change. Revise future filings to address material increases or decreases of the line items of the warranty accrual rollforward.

9. Stockholders' Equity, page 49

12. Please tell us and revise future filings to disclose the nature and/or purpose of Common Stock Reserved, as shown on page 54, and where it is reflected in your financial statements, as applicable.

11. Concentrations, page 54

13. In future filings, please identify the total amount of revenues from each customer that amounts to ten percent or more of your revenues. See paragraph 42 of ASC 280-10-50. Also, if the loss of any customer would have a material adverse effect on your operations, refer to Item 101(C)(1)(vii) of Regulation S-K and Section 503.02 of the Financial Reporting Codification regarding additional disclosure, including the name of each customer and its relationship, required in your business section. Please provide us with the disclosure you intend to include in future filings, specifically addressing the customer who accounted for 54% of sales during fiscal 2012.

Section 302 Certifications

14. Please explain why the certifications do not include the representation that you have evaluated the effectiveness of your disclosure controls and procedures (paragraph 4c of Item 601.B.31 of Regulation S-K.)

Form 10-Q for the period ended December 31, 2012

Item 4. Controls and Procedures, page 16

15. You state, "In designing and evaluating our disclosure controls and procedures, we recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management applies judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2012, our disclosure controls and procedures were (1) designed to ensure that material information relating to the company, including our consolidated subsidiaries, is made known to our chief executive officer and chief financial officer by others within those entities, particularly during the period in which this report was being prepared and (2) effective." Please explain the reasons you modified the language and clarify for us whether management's assessment on disclosure

controls and procedures was based solely on the definition provided therefor in Exchange Act Rules 13a-15(e) and 15d-15(e) rather than the foregoing. In this regard, we note the corresponding disclosure made in your Form 10-K appears appropriate. Please revise future filings, beginning with your March 31, 2013 Form 10-Q, to comply with Item 307 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at (202) 551-3754, or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397, with any other questions

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief